EXHIBIT 99.1

Medicenna Announces Formation of its Scientific Advisory Board

TORONTO and HOUSTON, Jan. 31, 2022 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced the formation of its Scientific Advisory Board (SAB) comprised of thought leaders in cancer immunotherapy, immuno-engineering and immune monitoring. Chaired by Sergio Quezada, Ph.D., the SAB will work cohesively with management to explore the full potential of Medicenna’s Superkine platform.

“I’m delighted to be appointed Chair of Medicenna’s Scientific Advisory Board, and to be part of such a distinguished group of scientists,” said Dr. Quezada. “The Superkine and BiSKITs™ platforms are powerful drug development engines that have the potential to generate first and best-in-class IL-2, IL-4 and IL-13 Superkines as immunotherapies to treat cancer and other diseases of the immune system. Collectively we will aim to guide Medicenna to advance these next generation of cytokine-based immunotherapies towards the clinic.”

“Our newly formed SAB consists of highly accomplished world leaders in cancer immunotherapy and drug development, and I am eager to begin our work together,” said Dr. Fahar Merchant, President and CEO of Medicenna. “Each member brings unique experience and I believe this collection of keen minds will serve us well as we continue to advance MDNA11 in our ongoing Phase 1/2 ABILITY study and unveil additional clinical candidates derived from our platforms. We look forward to benefitting from their cutting-edge scientific leadership, in the months and years ahead.”

Medicenna’s SAB is comprised of:

Sergio Quezada, Ph.D. (Chairman)

Dr. Quezada is a Professor of Cancer Immunology and Immunotherapy at University College London Cancer Institute. Dr. Quezada’s research group focuses on the interplay between the immune system and cancer throughout tumor progression and immunotherapy. Dr. Quezada previously co-led the development of a first-in-class Treg-depleting anti-CD25 antibody at Tusk Therapeutics, which was acquired by Roche in 2018. He is the scientific founder and the Chief Scientific Officer of Achilles Therapeutics, a clinical-stage biopharmaceutical company developing precision T-cell therapies for cancer. Sergio is an internationally recognized leader in the field of cancer immunology, having previously received Dartmouth’s John W. Strohbern Medal for Excellence in Biomedical Research, the Cancer Research Institute New Investigator Award, a Cancer Research UK (CRUK) Career Development Fellowship, and a CRUK Senior Cancer Research Fellowship. He earned Ph.D. in immunology from Dartmouth Medical School and completed postdoctoral studies in the lab of Nobel Laureate Dr. James Allison at Memorial Sloan Kettering Cancer Center, where he studied mechanisms governing anti-tumor T-cell immunity.

Burkhard Becher, Ph.D.

Dr. Becher is a Professor at the University of Zurich where he serves as Chair of the Institute of Experimental Immunology. He is a leader in the fields of inflammation and cancer research, using state of the art technologies to better understand innate and adaptive immune mechanisms and cytokine networks. He has published more than 250 peer-reviewed papers in journals such as Nature, Cell, Immunity, Nature Medicine, and has been an editorial board member for major journals in his field. He is a ‘highly cited’ researcher for several consecutive years https://recognition.webofscience.com/awards/highly-cited/2021/. In recognition for his groundbreaking work, he has received numerous awards, including the 2021 Johann Anton Merck Award in the field of neuro-immunology and cancer and the 2019 Sobek Research Award, the most endowed prize for basic research in Europe for Multiple Sclerosis. Dr. Becher did his Ph.D. work at the Montreal Neurological Institute at McGill University in Canada and completed postdoctoral studies at Dartmouth Medical School.

David Mooney, Ph.D.

Dr. Mooney is the Robert Pinkas Family Professor of Bioengineering in the Harvard School of Engineering and Applied Sciences, and a founding core faculty member of the Wyss Institute for Biologically Inspired Engineering at Harvard University. Dr. Mooney is a leader in the fields of drug delivery and immuno-engineering, and his lab developed the first implantable biomaterial cancer vaccine that recruits and re-educates the immune system to destroy cancer cells. He has published over 400 peer-reviewed articles and is a ‘highly cited’ researcher for several consecutive years (https://recognition.webofscience.com/awards/highly-cited/2021/). Dr. Mooney has been issued numerous patents, several of which have been licensed to companies, resulting in successful commercial products. In 2019 he was rated as one of the Top 10 translational researchers in biotech. He was elected to the National Academy of Engineering in 2010, the National Academy of Medicine in 2013, and as a Fellow of the National Academy of Inventors in 2017. He has a Ph.D. in chemical engineering from the Massachusetts Institute of Technology (under Dr Robert Langer) and completed his postdoctoral studies at Harvard University.

William Redmond, Ph.D.

Dr. Redmond is Director of the Immune Monitoring Laboratory and Full Member at the Earle A. Chiles Research Institute (EACRI) at the Providence Cancer Institute. He is also an Adjunct Assistant Professor in the Department of Molecular Microbiology and Immunology at Oregon Health & Science University. Dr. Redmond earned his Ph.D. in immunology at The Scripps Research Institute and completed postdoctoral training with a focus in tumor immunotherapy in Dr. Andrew Weinberg’s laboratory at the EACRI. Dr. Redmond has extensive experience with murine tumor models and, as Director of the EACRI Immune Monitoring Laboratory, oversees translational research efforts seeking to develop and implement state-of-the-art immune profiling assays. His goal is to identify biomarkers of response that may provide insight into the mechanisms by which immunotherapy improves outcomes in patients with advanced malignancies.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 (IL-2 receptor beta) binding without CD25 (IL-2 receptor alpha) affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws that relate to the future operations of the Company and other statements that are not historical facts including, but not limited to, statements related to the potential and development of the Superkine and BiSKITs™ platforms and the unveiling of additional clinical candidates derived from the Company’s platforms. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expect", "believe", "seek" and similar expressions. All statements other than statements of historical fact, included in this release, including statements on the future plans and objectives of the Company, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form for the year ended March 31, 2021, which is available on SEDAR at www.sedar.com, and Form 40-F of the Company filed with the United States Securities and Exchange Commission and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date hereof and except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information

For further information about the Company please contact:

Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact

For more investor information, please contact:

Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com